Exhibit 99.1

This report has been prepared and is being provided to our shareholders along with our annual financial statements, pursuant to the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada).

SCOTIABANK 2024 MODERN SLAVERY REPORT

INTRODUCTION

The Scotiabank 2024 Modern Slavery Report (the “Report”) is made on behalf of The Bank of Nova Scotia and the subsidiaries listed in the Attestation provided herein1 pursuant to Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Canadian Act”), the Australian Modern Slavery Act 2018 and the UK Modern Slavery Act 2015 (collectively, the “Acts”).

This Report addresses the measures taken by the Bank to prevent, identify, assess, and reduce the risk of forced labour, child labour, and human trafficking (“modern slavery”) in our business and in our supply chains pursuant to the obligations set out in the Acts.2

Scotiabank remains committed to respecting human rights. We have policies, procedures, and practices designed to help safeguard against modern slavery. Scotiabank’s cross-functional working group, drawn from 42 teams from across the Bank and led by the Social Impact team, works together each year to update the Report.

All information provided in the Report is in respect of the fiscal year ending on October 31, 2024 (“Reporting Period”), unless stated otherwise.

OUR STRUCTURE, OPERATIONS, AND SUPPLY CHAIN

The Bank of Nova Scotia (hereinafter “Scotiabank”, “the Bank”, “we”, us”, or “our”) is a chartered bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions, an independent agency of the Government of Canada.

Scotiabank has subsidiaries offering diverse financial services in 26 countries across the Americas, Europe, and Asia Pacific. A list of our investments in domestic and foreign associates can be found on page 197 of the 2024 Annual Report and a list of principal subsidiaries and non-controlling interests in subsidiaries can be found on pages 219-220 of the 2024 Annual Report.

With a global team of approximately 90,000 employees and assets of approximately $1.4 trillion CAD, The Bank of Nova Scotia trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). The Bank of Nova Scotia’s executive offices are in Toronto, Ontario, Canada. Scotiabank’s reported earnings by market can be found on page 15 of our 2024 Annual Report.

Scotiabank has four business lines: Canadian Banking, International Banking, Global Wealth Management, and Global Banking and Markets. Other smaller business segments are included in the “Other” segment below. Retail banking services are offered in regions identified on our website.

Canadian Banking

Canadian Banking provides financial advice and banking solutions to over 11 million retail, small business and commercial banking customers. It serves these customers through 898 branches and 3,578 automated banking machines, online, mobile and telephone banking, and specialized sales teams. Through Tangerine, Canadian Banking provides an alternative self-directed digital banking solution to over two million customers. Canadian Banking is comprised of the following areas:

•

Retail Banking provides financial advice and solutions along with day-to-day banking products, including debit cards, chequing accounts, credit cards, loyalty programs, investments, mortgages, personal loans, and related creditor insurance products.

•

Small Business Banking provides relevant advice, tools, products, and services to Canadian business customers, offering a full range of banking services including, lending, deposit, and cash management solutions.

•	Canadian Commercial Banking delivers advice and a full suite of lending, deposit, cash management and trade finance solutions to small, medium, and large businesses.

•	Tangerine Bank provides day-to-day digital banking products to self-directed customers, including chequing and saving accounts, credit cards, mortgages, loans, and investments.

International Banking

International Banking is a diverse franchise that provides financial advice and solutions to over 12 million retail, corporate, and commercial clients. Its geographic presence spans more than 15 countries, including Mexico, Chile, Peru, Colombia, Brazil, Uruguay, and various markets in Central America and the Caribbean. The Bank’s unique geographical footprint aims to provide clients with connectivity within the North America corridor.

Global Wealth Management

Global Wealth Management (“GWM”) is focused on delivering comprehensive wealth management advice and solutions to clients across Scotiabank’s footprint. GWM serves over 2 million investment fund and advisory clients across 13 countries in Canada, Mexico, Chile, Colombia, Peru, and Central America and the Caribbean – administering over $700 billion in assets. GWM includes the following businesses:

•

Wealth Management: online brokerage (Scotia iTRADE), financial planners (Scotia Securities Inc.), full-service brokerage (ScotiaMcLeod and MD Management Limited), estate and trust services (Scotiatrust), private banking (Scotiabank) and private investment counsel (1832 Asset Management LP, Jarislowsky, Fraser Limited (“JFL”) and MD Financial Management Inc. (“MD”)).

•

Asset Management: retail mutual funds (ScotiaFunds, Dynamic Funds, Tangerine Funds, MD Funds and Scotia Fondos), exchange traded funds (Scotia ETFs and Dynamic Active ETFs), liquid alternatives (Dynamic Funds), private and/or institutional funds (Scotia, Dynamic, JFL, and MD).

1 Scotiabank Europe Limited (formerly Scotiabank Europe plc) (“SBE”) no longer meets the reporting threshold requirements pursuant to the UK Modern Slavery Act 2015, as it is no longer carrying on a business in the UK. A liquidator for SBE was appointed in June 2024. The Bank of Nova Scotia continues to operate in the UK through the BNS London Branch which does continue to meet the reporting requirements. The Bank of Nova Scotia is the sole reporting entity in Australia.

2 The Report describes the steps taken during the Reporting Period (in accordance with section 11(1) of the Canadian Act) by the Bank, including continuing to train employees on human rights topics, and continuing to evaluate risk management controls for third party arrangements under our Third-Party Risk Management program.

SCOTIABANK 2024 MODERN SLAVERY REPORT

Global Banking and Markets

Global Banking and Markets (“GBM”) provides corporate clients with lending and transaction services, investment banking advice, and access to capital markets. GBM is a full-service wholesale bank in the Americas serving clients across Canada, the United States, Latin America, Europe, and Asia-Pacific.

Other

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for balance sheet, liquidity and interest rate risk management, which includes the Bank’s wholesale funding activities.

Our Workforce

Members of our global workforce perform a diverse range of job functions including: administration, analytics, asset management, audit, anti-money laundering, internal controls, corporate security, collections, contact centre, economics, fraud, GBM, global business payments, operations, public & government affairs, real estate, retail & small business banking, treasury, corporate functions (legal, finance, information technology, human resources, procurement, communications, compliance, risk, operations, project management, marketing), commercial banking, insurance, and wealth management. In 2024, approximately 90,000 employees worked across 2,236 branches and offices around the world. As of October 31, 2024, 12.4% of the total employee population at Scotiabank was covered by a collective bargaining agreement. The breakdown of our workforce by employment contract/type, region, and gender can be found in our 2024 Environmental, Social and Governance (“ESG”) Report and in our ESG Data Pack and Indices.

Our Supply Chain

The Bank of Nova Scotia and its subsidiaries partner with 15,300 suppliers globally and procured goods and services totalling $7.1 billion CAD in 2024. The main categories of spend are depicted in the following figure:

FRAMEWORKS, POLICIES, AND GOVERNANCE DOCUMENTS

During the Reporting Period, Scotiabank continued to have in place a range of enterprise-wide frameworks, policies, and governance documents that guide our actions and set the limits and controls within which the Bank and its subsidiaries operate. Effective risk management is fundamental to the success and resilience of the Bank and is recognized as key in our overall approach to strategy management. Scotiabank has a risk culture whereby managing risk is a responsibility shared by all Scotiabank employees.

Scotiabank Code of Conduct

Our Scotiabank Code of Conduct (our “Code”) was last approved by the Board of Directors of The Bank of Nova Scotia (the “Board”) on October 29, 2024. Our Code describes the standards of conduct required of employees, contingent workers, directors, and officers of Scotiabank. Our Code’s six Guiding Principles are aligned with our values and form the building blocks on which our Code rests. Living up to these principles is an essential part of meeting our corporate goals, adhering to our values and behaviours, and safeguarding Scotiabank’s reputation for integrity and ethical business practices. Principle 5 of our Code outlines Scotiabank’s commitment to respecting and promoting human rights, including creating a safe, equitable, and inclusive environment where employees feel safe to speak up without fear of retaliation. All Scotiabankers4 are required to receive, read, and comply with our Code, which requires compliance with other applicable Scotiabank policies, and affirm their compliance on an annual basis. This process is delivered and completed through the annual Code Training & Acknowledgement. Our Code also promotes and encourages a ‘speak up’ culture and includes additional resources and options available for employees to raise concerns.

Risk Management Framework

Our Enterprise-Wide Risk Management Framework (“Framework”) outlines Scotiabank’s risk governance, risk management principles, risk appetite, risk culture, risk identification and assessment, and risk management tools. The Framework describes how the Bank identifies, assesses, measures, controls, and reports on the risks to which it is exposed. The Framework is subject to routine review to keep pace with evolving risks and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. For further details, refer to pages 72-81 of the 2024 Annual Report.

At the top of the Bank’s risk management governance structure, the Board provides oversight, either directly or through its committees, to satisfy itself that decision making is aligned with the Bank’s strategies and risk appetite.

The Bank recognizes that it is exposed to environmental, social, and governance (“ESG”) risks due to both its operations and business activities. In 2023, we first published Scotiabank’s Overview of ESG Risk Management Framework. This overview describes how the Bank integrates ESG risk considerations into due diligence and decision-making processes.

3 Supplier spend excludes transactions with non-vendors such as government agencies and non-governmental organizations, corporate card transactions, taxes and spending not managed by global procurement (non-procurement managed vendors).

4 As per our Code, Scotiabanker(s) means employee(s) and contingent worker(s) of the Bank.

SCOTIABANK 2024 MODERN SLAVERY REPORT

We categorize modern slavery as a social risk (a component of ESG risk), which is in turn, defined as the risk of potential adverse impacts causing actual or perceived negative impacts on people and communities. Social considerations include but are not limited to: human rights (including human trafficking and modern slavery), Indigenous rights, labour standards and working conditions, diversity, equity and inclusion, community health, safety and security, treatment of disadvantaged and vulnerable groups, cultural property and heritage, and land acquisition and involuntary resettlement. We manage ESG risks by embedding considerations within the governance structures and risk management elements of other risk types. For further details on how the Bank manages ESG risk, refer to the ESG Risk section on pages 108-109 of the 2024 Annual Report.

Human Rights Statement

The Human Rights Statement (“Statement”) sets out our approach and commitments to respect human rights based on the framework established by the United Nations Guiding Principles on Business and Human Rights (“UNGPs”). The Statement reinforces our commitment to respect human rights as a financial services provider, as a business partner, and as an employer in the communities in which we operate. The Social Impact team at Scotiabank is tasked with guiding the implementation of the Statement, training employees on the Statement and Scotiabank’s human rights commitments, embedding the Statement throughout the Bank’s policies, programs, products, and services, and updating human rights disclosures.

On an ongoing basis, Scotiabank reviews and, where appropriate, works to improve its processes, practices and commitments that may impact human rights, as set out in our Statement. The Statement was last updated in 2021, and the Corporate Governance Committee of the Board is scheduled to review the Statement in 2025.

Anti-Money Laundering (AML) / Anti-Terrorist Financing (ATF) & Sanctions

Within the Bank’s three lines of defense risk governance framework, Scotiabank’s Global AML/ATF & Sanctions Program (the “AML Program”) is a Second Line of Defense function that oversees the AML program and provides leadership, expertise and effective challenge to the business. Scotiabank’s Group Chief AML Officer has oversight of the AML Program and has direct access to, and regular communication with, Executive Management and the Board, and provides them with regular reports on the operation and effectiveness of the Bank’s AML Program.

As described in our AML Program Statement, Scotiabank has no appetite for knowingly providing any form of financial services to clients whose money is believed to be derived from the proceeds of crime or activity that violate sanctions, or whose money is believed to be intended for use for illegal activities. Our AML Program takes a risk-based approach to monitoring client-level activity, and human rights are included as one of the components of our geographic risk analysis which informs our assessment of risk. As part of our client monitoring, identification of potentially suspicious activity and/or unusual transactions are investigated by the Bank’s Financial Intelligence Unit (“FIU”). Where there are reasonable grounds to suspect that the activity/ transaction(s) are related to the commission of a money laundering or terrorist financing offence, the FIU reports this activity to the appropriate authorities in accordance with applicable laws.

The Bank supports activities, including The Financial Transactions and Reports Analysis Centre of Canada (“FINTRAC”) public-private partnerships aimed at disrupting financial transactions associated with human trafficking exploitation (“Project Protect”) and online child sexual exploitation (“Project Shadow”) which was led by Scotiabank. For more information, please visit FINTRAC’s website.

Anti-Bribery & Anti-Corruption Program

Scotiabank’s Enterprise Anti-Bribery & Anti-Corruption Program is robust, designed to uphold the highest ethical standards consistent with the Bank’s core values. The Bank has adopted a comprehensive set of established policies, procedures, and controls created to ensure compliance with regulatory requirements and industry best practices. These policies, procedures, and controls are supported by a dedicated team of Compliance professionals who oversee the implementation and execution of the Program, requiring that all employees and representatives of the organization adhere to the established standards. This structured approach to risk management demonstrates Scotiabank’s proactive efforts to prevent, detect, and mitigate bribery and corruption risk. Although the program is not specifically targeted to address risks associated with modern slavery, to the extent that it is designed to minimize willful blindness, the payment of bribes, or the falsification of records, we believe it also mitigates against modern slavery risks.

Third Parties Including Suppliers

Scotiabank’s Global Procurement Services (“GPS”) team owns the Global Procurement Policy and Procedures, which set out the practices and standards for all employees who are involved in external purchases with a third party.

The Global Procurement Policy and Procedures, along with the Global Third-Party Risk Management (“TPRM”) Policy, establishes the principles for acquiring external goods and services in a way intended to optimize value and minimize risk, while maintaining high ethical standards in dealing with suppliers.

Scotiabank’s Global TPRM program is governed by the Global TPRM Policy and Global TPRM Operating Standard, which set out the key principles and standards to be applied when Scotiabank enters arrangements with third parties. Third parties are regularly screened against Canadian; United Nations and U.S. economic sanctions lists. This screening aims to reduce the risk of doing business with third parties targeted by sanctions, including actors that have been found to have perpetrated serious human rights violations. The TPRM program assesses the inherent risks of our third-party arrangements, the criticality of the product or service to the Bank, and the effectiveness of the third party’s operational risk controls. If necessary, our internal experts conduct additional due diligence and review based on identified risks. All employees involved in managing third-party contracts are required to complete training in third-party risk management.

Every two years, GPS refreshes the Supplier Code of Conduct (“Supplier Code”) to align with the Bank’s strategic objectives and priorities. Our Supplier Code – which applies to the Bank’s direct suppliers – was updated during 2023 and published on our website on November 1, 2023. We ask suppliers to acknowledge

SCOTIABANK 2024 MODERN SLAVERY REPORT

the updated Supplier Code which expects suppliers to have written policies or governance or oversight mechanisms which aim to help ensure they, and those within their supply chains, operate lawfully and in accordance with Scotiabank’s core values and the principles outlined in the Supplier Code. Specifically, Principles 3, Instituting Fair Labour Practices; 4, Human Rights; and 6, Employment Standards. Limited exceptions are outlined in footnote 5.

Responsible Investment Policies

Responsible investing is defined as an approach to investing that considers ESG factors in investment decisions to support long-term value creation. Scotia Global Asset Management’s (“Scotia GAM”) investment fund managers are wholly owned subsidiaries of the Bank and include 1832 Asset Management L.P., JFL, MD, and Scotia Administradora General de Fondos Chile S.A. Each of the aforementioned managers have adopted Responsible or Sustainable Investment Policies, e.g. Scotia GAM Responsible Investment Policy, and formal Proxy Voting Policies and Procedures.

Proxy voting is an important part of our best practices when managing our clients’ assets, and an essential component of the investment process. Scotia GAM’s formal proxy voting guidelines ensure that all proxies, including those concerning ESG-related matters, including modern slavery, are considered in a manner consistent with the best interests of our funds. Scotia GAM generally does not impose a top-down firm-level view on proxy votes. Proposals, whether brought forward by management or shareholders, are considered and analyzed on their merits on a case-by-case basis.

IDENTIFYING MODERN SLAVERY RISKS

Modern slavery risks within our business operations

(i)	Workforce

The nature of our business means that our global workforce consists of skilled, qualified, and experienced individuals. We recognise that there are modern slavery risks associated with having operations in countries that have been ranked by the 2023 Global Slavery Index as having a higher prevalence of modern slavery. However, in consideration of our skilled workforce, together with robust human resources policies and procedures, we consider the overall risk that our workforce may cause or contribute to modern slavery to be low.

(ii)	Business Activities

The Bank may be connected to risks of modern slavery through our operations and financial products and services. The Bank’s enterprise-wide New Initiatives Risk Assessment process helps to assess and manage potential risks for any new or significant change to our operations, products, services and/or supporting technology. It covers financial and non-financial risks including human rights related risks.

The Bank’s Enterprise Sanctions Program requires that new and existing clients (and their associated parties6) be screened against economic sanctions lists issued by Canada, the U.S., and the United Nations and for countries in which the Bank has a branch, agency, subsidiary or a representative office, any additional lists that pertain to sanctions implemented by that country. Sanctions screening lists can include individuals and entities who have been found to have perpetrated serious human rights violations such as engaging in acts of modern slavery.

(iii)	Global Asset Management

We recognise that certain jurisdictions and sectors within our investment portfolios may pose a higher risk of modern slavery, including the agriculture (palm oil, cattle, cotton, fishing, tobacco, sugarcane), meat packing, construction, hospitality, retail, garment, mining, and manufacturing sectors. According to the 2023 Global Slavery Index, certain jurisdictions, sectors and products present modern slavery risk. Scotiabank’s asset managers prefer constructive engagement with companies on issues and supporting behavioural improvements, rather than excluding entire jurisdictions or sectors from investment portfolios, unless such exclusions are part of a fund’s investment objective and/or strategy.

Scotiabank’s asset managers’ approach is to influence investee companies through management engagement and/or proxy voting to advocate for improvements in corporate management on key issues that require shareholder votes in accordance with the best interests of the funds.

Modern slavery risks within our supply chain

Our most salient risks of modern slavery may exist further down the supply chain in connection with certain product categories, such as technology hardware and other office equipment, furniture, uniforms, merchandise, promotional gifts, and consumables. In addition, there may be potential risks of modern slavery in procurement of services from third-party vendor industries and external labour services such as cleaning, property and facilities maintenance, security guard services, food services, transportation services, courier services, accommodation (hotels), and call centres. The risk of modern slavery in these industries may be intensified in countries with a higher prevalence of, and vulnerability to, modern slavery according to the 2023 Global Slavery Index.

In 2024, we used several methods to identify modern slavery risk within a subsection of our direct suppliers. These methods include questions in Requests For Proposals (“RFPs”) at the tendering stage, due diligence questionnaires at the risk assessment stage, and an external platform for ongoing risk monitoring of key ESG attributes (including human rights, supply chain and occupational safety) at the vendor management stage.

5 The following transactions are not covered by our Global Procurement Policy: intermediaries who refer customers to the bank, construction projects (except in some instances in our international footprint), real estate leasing for the Bank’s own account, counterparty activities in relation to (a) our own funding, liquidity management, hedging and (b) hedging on our clients’ account, and (c) commodities transactions, charitable contributions, and one-time sponsorships.

6 Associated parties of a client refer to a party other than the client that has access to, control of, responsibility for, or who ultimately benefits from the activities conducted within the client account, such as ultimate beneficial owners, Board Directors, and guarantors.

SCOTIABANK 2024 MODERN SLAVERY REPORT

MEASURES TO ASSESS AND MANAGE MODERN SLAVERY RISKS, INCLUDING DUE DILIGENCE

Measures within our business operations

(i)	Employee Recruitment, Compensation, and Training

We comply in all material ways with the laws in all jurisdictions where we operate. All new employees and contingent workers undergo checks based on relevant employment standards, laws, and regulations in applicable jurisdictions. Our human resources professionals regularly review our remuneration and benefits frameworks to ensure they are compliant with legal obligations in the countries in which we operate.

The global benefits team partners with local human resources teams and external consultants to understand relevant market information in our footprint. Our benefit programs have governance and approval processes in place to ensure that legal and human resources stakeholders can periodically review our policies against legislative requirements.

Human rights are integrated into our annual global mandatory learning program for all employees. During fiscal year 2024, approximately 90,000 employees collectively completed over 201,800 hours of training on the Code of Conduct, risk culture, operational risk, anti-bribery, anti-corruption, AML, advancing diversity, inclusion and belonging, and health and safety. In addition to mandatory training, employees have access to additional, voluntary learning resources related to modern slavery.

(ii)	Clients

The Bank has been a signatory to the internationally recognized Equator Principles (“EPs”) risk management framework since 2006. This framework assists financial institutions to identify, assess, and manage environmental and social risks including human rights-related risks when financing in-scope projects. The Bank’s application of the EPs is summarized in the Bank’s annual EP Implementation Report.

In 2024, the Bank expanded its Corporate Banking Environmental and Social Due Diligence Guidance document to include human rights considerations, specifically modern slavery considerations for high-risk industries.

(iii)	Global Asset Management

Scotiabank’s asset management businesses are committed to responsible investing and consideration of ESG factors, where material, including modern slavery, in investment decisions. ESG factors do not determine portfolio holdings unless a fund incorporates ESG considerations into its investment objectives or primary investment strategies (for example, it is an ESG Fund). Passively managed funds (such as index trackers) that are not ESG Funds do not consider ESG factors except with respect to proxy voting when it is in the best interests of the fund.

Socially responsible and ESG investment solutions are available to wealth advisors and clients for inclusion, at their discretion, in clients’ investment portfolios. Consideration of ESG factors in investment analysis, research and decision-making processes helps manage and mitigate risks, and can deliver long-term value to clients. Scotia GAM, which includes 1832 Asset Management L.P., and its affiliates, JFL, and MD, and Scotia Administradora General de Fondos Chile S.A. are signatories to the United Nations-supported Principles for Responsible Investment (“PRI”). Those signatories have integrated the PRI into the Responsible Investment Policies of their asset management businesses, as part of our comprehensive approach to assessing ESG factors in investment practices.

Scotia GAM publishes an annual Stewardship and Responsible Investment Report outlining how it considers ESG factors throughout its business. JFL also publishes an annual Stewardship Report with a similar focus.

(iv)	Human Rights

Scotiabank conducts human rights assessments every four years, with our next planned for 2025. During an assessment, we commission a third party to map, analyze, and prioritize potential and actual human rights impacts, including modern slavery, related to the Bank’s operations and business relationships based on criteria in the UNGPs. The result is a priority list of human rights issues we monitor and manage. See our website for a list of key impact areas and our corresponding management approach.

In 2024, we continued implementing action plans as part of our human rights strategy. As part of the action plan related to improving public access to remedy, we completed a data analysis project to understand the volume and nature of human rights-related allegations and concerns the Bank receives from stakeholders who are neither employees nor clients. We also began working with internal and external stakeholders to evaluate existing internal complaint processes against the UNGPs effectiveness criteria with the aim to improve alignment with the criteria.

We continue to strive to improve our efforts, and acknowledge opportunities exist to enhance our processes and controls. Read the Human Rights Statement to learn more about how we implement our human rights commitments throughout our value chain.

Measures within our supply chain

The TPRM program stipulates the rigour and frequency of initial and ongoing risk assessments associated with the Bank’s third parties. These assessments include controls, oversight activities, and governance processes designed to ensure that the levels of risk associated with third-party suppliers are commensurate with the Bank’s risk appetite. Due diligence includes requirements such as confirmation by the supplier of their compliance with applicable laws and regulations.

The Global Procurement Policy sets required procurement practices and standards, which include ESG considerations, in the selection of direct suppliers.5

SCOTIABANK 2024 MODERN SLAVERY REPORT

Suppliers invited by the Bank’s GPS team to participate in formal RFPs must review and acknowledge our Supplier Code, as described above under the heading “Third Parties Including Suppliers”, which specifically addresses modern slavery. We evaluate each RFP response on a set of quantitative and qualitative criteria, which includes ESG factors where relevant. Our third-party due diligence process, which applies to suppliers, is also described above under the heading “Third Parties Including Suppliers”.

Except as noted above and certain other excepted relationships,5 Scotiabank asks suppliers to acknowledge our Supplier Code which expects suppliers to have in place written policies or governance or oversight mechanisms which aim to help ensure they, and those within their supply chains, operate lawfully and in accordance with Scotiabank’s principle “instituting fair labour practices” (which means “having zero tolerance for the use of child or forced labour, slavery, or human trafficking, including but not limited to compliance with laws related to wages and conditions of employment”).

REMEDIATION

Our Whistleblower Policy is global in its application and describes how the Whistleblower Channel operates and how stakeholders, including employees, can utilize it to raise a concern. The Whistleblower Policy, as part of the larger Raise a Concern framework, enables stakeholders to raise concerns through a confidential and anonymous channel (if a stakeholder elects not to self-identify), and provides the framework for how the Whistleblower Program will receive, assess, investigate, and resolve concerns, particularly when those concerns constitute wrongdoing. Stakeholders are encouraged to report issues, including human rights related concerns. Retaliation against any individual who raises a concern is not tolerated.

Scotiabank has established a mechanism for confidential and anonymous submission of reports through an independent third-party. A hotline and a website (Scotiabank.EthicsPoint.com) are both accessible 24 hours a day, 7 days a week in all countries in which we operate. To ensure accessibility for all stakeholders, online reports can be submitted in English, French, or Spanish. Hotline callers can submit reports in over 20 languages including English, French, and Spanish.

The Bank’s Whistleblower Channel is also made accessible through the Supplier Code of Conduct webpage on the Bank’s corporate website for external and internal parties to report grievances.

In 2024, investigations into concerns raised through the Whistleblower Channel and Corporate Security did not result in any substantiated findings related to modern slavery.

There is nothing to report with respect to measures taken during the Reporting Period to remediate (i) instances of any forced labour or child labour, or (ii) the loss of income to the most vulnerable families that results from any measure taken to eliminate the use of forced labour or child labour in its activities and supply chains.

ASSESSING EFFECTIVENESS

The Board reviews and approves key human rights disclosures and is kept up to date on key projects. The Chief Sustainability & Social Impact Officer oversees the global human rights strategy, which is led by the Social Impact team. The Social Impact team collaborates with teams across the enterprise, whose senior leaders are responsible for integrating human rights into their respective mandates.

We assess the effectiveness of our actions to report on year-to-year progress of Scotiabank’s capability to respond to risks in our operations, business activities, and supply chain. We are committed to working towards improving our efforts in this area.

Examples of activities we may use to assess the effectiveness of our actions include:

•	Identifying new and emerging issues by engaging with internal and external stakeholders and experts.

•

Continuing to share best practices, challenges, and lessons on assessing and addressing modern slavery risks with the members of BSR’s Human Rights Working Group and The Mekong Club (see Other Relevant Information: Memberships).

•	Ongoing monitoring of our reporting channels and any reports related to modern slavery.

PROCESS OF CONSULTATION

Various business lines and corporate functions within Scotiabank were represented in the working group and were consulted in the drafting of this report, including: Legal, Compliance, Communications, Global Sustainability, Social Impact, Global Procurement Services, Global Banking and Markets, Anti-Money Laundering/Anti-Terrorist Financing & Sanctions, Customer Complaints Appeals Office, Third-Party Risk Management, Corporate Security, Global Wealth Management, Global Human Resources, Internal Controls, and ESG Risk Management. Many of these groups have global mandates, which includes the subsidiaries to which this Report relates. Accordingly, these internal stakeholders provided input in relation to the Bank and its wholly owned or controlled subsidiaries.

OTHER RELEVANT INFORMATION: MEMBERSHIPS

Scotiabank has been a member of Business for Social Responsibility (“BSR”) since 2015. Scotiabank is part of BSR’s Human Rights Working Group and leverages its membership at BSR to gain access to strategic insights, expertise, and guidance from sustainable business experts on ESG topics such as modern slavery and human rights.

In 2022, Scotiabank joined The Mekong Club. As a member of The Mekong Club, Scotiabank receives external consultation and resources to support the Bank in its efforts to uphold its commitments to identify, address, and mitigate risks of modern slavery in our operations and business activities.

The Bank is also a participant in the UN Global Compact (“UNGC”). In 2024, two Bank representatives completed the UNGC Business & Human Rights Accelerator program, to advance the human rights action plan related to due diligence in lending, which was previously referenced on page 5 of our 2023 Modern Slavery Statement.

SCOTIABANK 2024 MODERN SLAVERY REPORT

CONTINUED PROGRESS

We are committed to respecting and promoting human rights in all facets of our business, and we will continue to identify, address, and mitigate risks of modern slavery in all our activities. For any questions or feedback, contact us at sustainability@scotiabank.com.

ATTESTATION, APPROVAL & SIGNATURE

This Report was approved by the Board of Directors of The Bank of Nova Scotia and is being provided in respect of the Canadian reporting entities below as the joint report for the Reporting Period pursuant to section 11(4)(b)(ii) of the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act. The Report was approved by the Board on January 28, 2025.

In accordance with the requirements the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act, in particular section 11 thereof, I attest that I have reviewed the information contained in the report for: The Bank of Nova Scotia, Scotia Securities Inc., Scotia Mortgage Corporation, Scotia Dealer Advantage Inc., Jarislowsky, Fraser Limited, Tangerine Bank, 1832 Asset Management LP, Roynat Inc., The Bank of Nova Scotia Trust Company, Scotia Capital Inc., MD Financial Management Inc., MD Management Limited (the “Canadian Reporting Entities”)

Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the Report is true, accurate and complete in all material respects for the purposes of the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act, for the Reporting Period listed above.

“I have the authority to bind The Bank of Nova Scotia.”

Scott Thomson

President and Chief Executive Officer

January 21, 2025

SCOTIABANK 2024 MODERN SLAVERY REPORT

APPENDIX

Legislation	Applicable Details

Modern Slavery Act 2015, UK	The Bank of Nova Scotia operates a BNS London Branch.

The Scotiabank London branch is located at 201 Bishopsgate, 6th Floor, London EC2M 3NS. The London branch employed 328 employees as at October 31, 2024. The London branch markets and sells a range of banking products with their target market being large and mid-sized companies, banks, sovereign entities, supranational organisations, and asset managers. Revenue is generated through a range of corporate and investment banking and capital markets products.

Scotiabank UK’s business is organised into the following business lines: Corporate and Investment Banking, Global Transaction Banking, Group Treasury, and a Capital Markets presence in Fixed Income, Foreign Exchange and Equities.

Australian Modern Slavery Act 2018

The Bank of Nova Scotia operates in Australia via a branch in Sydney as a foreign registered company (ARBN 133 513 827), an APRA-regulated Authorised Deposit-Taking Institution (Foreign Bank ADI) and holds an Australian Financial Services License (AFSL 483575) (“Sydney Branch”). It is the sole reporting entity in Australia.

The Scotiabank Sydney Branch is located at Suite 2, Level 44 Governor Phillip Tower 1 Farrer Place Sydney NSW 2000. The Sydney Branch employs 13 full-time employees performing the following types of roles:

• Corporate Banking
• Debt Capital Markets
• Treasury
• Supported by Administrative, Operations/Finance, Risk and Compliance staff

The Sydney Branch markets and sells a range of banking products with the target market being large and mid-sized companies, banks, sovereign entities, supranational organisations, and asset managers. Revenue of the Sydney Branch is generated through a range of corporate and investment banking and capital markets products. The Sydney Branch is organised into the following business lines: Corporate Banking, Global Capital Markets, and Group Treasury.

Fighting Against Forced Labour and Child Labour in Supply Chains Act

The Bank of Nova Scotia’s executive offices are located at 40 Temperance Street in Toronto, Ontario, Canada. The Bank of Nova Scotia has approximately 90,000 employees and assets of approximately $1.4 trillion CAD (as at October 31, 2024). The Bank of Nova Scotia trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS).

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